UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

GREAT ATLANTIC & PACIFIC TEA CO. INC.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

390064103
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Ms. Ann Marie Swanson
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA  90401
(310)-899-0800

November 19, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 390064103	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aletheia Research & Management, Inc., IRS No.- 95-4647814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,098,542 shares of Common Stock.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,098,542 shares of Common Stock.
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,098,542 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON* IA

Item 1.                     Security and Issuer.

 This statement relates to the Common Stock, $1.00 par value per share (the “Common Stock”), of Great Atlantic & Pacific Tea Co. Inc., a Maryland corporation (the “Issuer”).  The Issuer maintains its principal executive office at 2 Paragon Drive, Montvale, New Jersey 07645.

Item 2.                     Identity and Background.

(a)           This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Roger Peikin is the Executive Vice President of Aletheia.

(b)-(f)      Aletheia filed an initial Schedule 13D for an event of September 30, 2009 (the “Initial Schedule”), an Amendment No. 1 for an event of February 25, 2010 and an Amendment No. 2 for an event of April 9, 2010 (collectively, the “Previous Amendments”). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Previous Amendments remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 3) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3.                     Source and Amount of Funds or Other Consideration.

Aletheia owns 15,098,542 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner.  Such managed accounts and partnerships have collectively paid $165,644,708 from their personal funds or working capital for such shares.

Item 5.                     Interest in Securities of the Issuer.

(a)           The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 56,280,414 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 11, 2010) directly or indirectly beneficially owned by the Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares
Aletheia	15,098,542	26.8%

(b)           Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 15,098,542 shares of the Issuer’s Common Stock.

(c)           See Appendix 1 annexed hereto.

(d)           Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement.  No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)            Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2010

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Ann Marie Swanson
Ann Marie Swanson
Chief Compliance Officer

APPENDIX I
TRANSACTIONS IN
GREAT ATLANTIC & PACIFIC TEA CO. INC.
COMMON STOCK  - PAST 60 DAYS

Trade Date	Number of Shares Purchased	Purchase Price	Average Share Price for Purchases	Number of Shares Sold	Sales Price	Average Share Price for Sales

09/20/10	0	0		645	2,551	3.95
09/21/10	650	2,535	3.90	21,800	82,919	3.80
09/22/10	600	2,398	4.00	1,995	7,814	3.92
09/23/10	10,390	39,648	3.82	4,299	16,596	3.86
09/24/10	1,990	7,837	3.94	1,230	4,923	4.00
09/27/10	0	0		5,640	23,313	4.13
09/28/10	0	0		10,205	41,893	4.11
09/29/10	1,091	4,473	4.10	11,215	45,896	4.09
09/30/10	5,025	20,044	3.99	526	2,070	3.94
10/01/10	3,171	12,482	3.94	250	958	3.83
10/04/10	2,445	9,775	4.00	0	0
10/05/10	205	816	3.98	230	851	3.70
10/06/10	200	800	4.00	936	3,567	3.81
10/07/10	200	830	4.15	95	385	4.05
10/08/10	615	2,491	4.05	25,160	100,440	3.99
10/11/10	0	0		0	0
10/12/10	1,420	5,649	3.98	337	1,336	3.96
10/13/10	2,225	7,385	3.32	5,450	18,321	3.36
10/14/10	2,580	8,589	3.33	500	1,649	3.30
10/15/10	8,220	25,468	3.10	0	0
10/18/10	2,150	6,800	3.16	375	1,163	3.10
10/19/10	5,009	15,343	3.06	22,175	67,432	3.04
10/20/10	4,899	14,070	2.87	32,640	96,961	2.97
10/21/10	681	1,968	2.89	2,480	7,117	2.87
10/22/10	26,732	87,307	3.27	1,195	3,972	3.32
10/25/10	32,420	109,720	3.38	1,445	4,906	3.40
10/26/10	6,352	20,940	3.30	17,110	59,489	3.48
10/27/10	7,650	25,159	3.29	21,540	70,160	3.26
10/28/10	0	0		2,165	6,978	3.22
10/29/10	7,035	23,425	3.33	717	2,379	3.32
11/01/10	12,700	46,398	3.65	95	339	3.57
11/02/10	33,290	121,332	3.64	3,410	12,377	3.63
11/03/10	206,505	751,034	3.64	240	788	3.28
11/04/10	267,643	1,023,339	3.82	0	0
11/05/10	2,148	8,082	3.76	31,565	117,081	3.71
11/08/10	49,586	207,971	4.19	0	0
11/09/10	5,710	21,996	3.85	1,685	6,469	3.84
11/10/10	20,463	84,527	4.13	3,995	16,117	4.03
11/11/10	57,991	236,738	4.08	0	0
11/12/10	18,580	79,055	4.25	6,619	28,715	4.34
11/15/10	263,084	1,141,924	4.34	137,437	599,489	4.36
11/16/10	769	3,006	3.91	313,338	1,254,808	4.00
11/17/10	6,128	23,375	3.81	112,395	415,220	3.69
11/18/10	19,083	74,618	3.91	153,120	569,550	3.72
11/19/10	0	0		78,040	280,511	3.59